Contact

www.linkedin.com/in/janettheplanet
(LinkedIn)
www.janettheplanet.com
(Personal)

Top Skills

Product Development

Brand Architecture

Product Innovation

Languages

English (Native or Bilingual)

French (Limited Working)

Janet T. Planet

Co-founder & Chief Innovation Officer at The Fluent Group
Los Angeles, California, United States

Summary

Janet T. Planet is arguably one of the best innovators and experience-designers working in America. She is a career innovator, mechanical engineer, experience-design ninja, marketing creative, fashion designer, storyteller, and Chief Innovation Officer at The Fluent Group, an innovation venture studio based in Los Angeles. She holds degrees in Mechanical Engineering from Queen's University in Canada, Fashion Design from the London College of Fashion in England, and executive education from the London Business School. With her unique combination of education and experience, she brings truly unique thinking to the world of business.

Some of her career highlights include designing theme-park attractions and flagship retail for Disney, reimagining the WONKA business at Nestle, and leading experience design for Richard Branson's Virgin Voyages venture (as Head of Ideas at Fahrenheit 212). Janet also has deep knowledge of what it takes to build successful lifestyle companies, having consulted to a wide range of hospitality, fashion, and beauty brands and retailers, as well as having shown her own collections at fashion week five times.

As a business leader, an engineer, a designer, and innovator who's worked across dozens of industries, Janet's ability to weave together personalized products, brands, and experiences that yield profound emotional connection while driving businesses forward is unparalleled.

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Experience

The Fluent Group
Co-founder, Partner & Chief Innovation Officer
June 2019 - Present (4 years 8 months)
Los Angeles

The Fluent Group is a Strategic Growth Studio based in Los Angeles. Fluent is a unique collection of experienced experts who are fluent in many of the skills founders need to build and grow their businesses -- and reimagine and reinvigorate their brands.

We focus on the areas of strategy, brand development & design, and innovation to build the foundational pieces of a business.

We shape iconic brands and experiences. We drive growth and innovation for our partners. We connect deeply to culture.

Fluent develop hands-on, long-term partnerships with future-facing founders and founding teams. We listen closely and ask thoughtful questions to understand their vision. Through Discovery we identify the needs of the founding team, the business, and their brands, and then we deliver their "backbone," the core capabilities that our partners need to win.

We are not an agency. We are more than a consultancy. We are the trusted long-term partners to the builders of the business.

http://wearefluent.com

Outlaw Soaps, Inc
Board Member
January 2018 - Present (6 years 1 month)
Personal Care & Fragrances (D2C)

Fahrenheit 212
4 years 3 months

Head of Idea Development
May 2017 - June 2019 (2 years 2 months)
Greater New York City Area

Innovation Director
April 2015 - June 2019 (4 years 3 months)
Greater New York City Area

AfterViolet Inc.
Co-founder
June 2012 - April 2015 (2 years 11 months)
Los Angeles

AfterViolet is a boutique innovation firm, based in LA, serving clients globally.

www.afterviolet.com

Nestle USA
6 years 8 months

Head of Innovation and Experience
November 2010 - May 2012 (1 year 7 months)
Greater Los Angeles Area

WONKA Innovation Manager & Head of Experience
2008 - November 2010 (2 years)
Greater Los Angeles Area

Global Innovation Acceleration Team
October 2005 - June 2008 (2 years 9 months)
Switzerland

Janet T. Planet
Owner - Designer
2001 - June 2006 (5 years)

Previously showed at Toronto Fashion Week (5 seasons)
Currently specialize in one-off custom pieces for musicians for stage and video.

Nestle USA
7 years

Innovation Explorer
2004 - 2005 (1 year)

Engineer
May 1998 - July 2004 (6 years 3 months)
Toronto, Ontario, Canada

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Education

London Business School
Executive Education, Innovation · (2007 - 2007)

London College of Fashion, University of the Arts London
BA Design, Fashion Design · (1998 - 2001)

Queen's University

BSc. Hons, Mechanical Engineering · (1994 - 2001)